THE LAW OFFICES OF

THOMAS C. COOK, LTD.

ATTORNEY AND COUNSELOR AT LAW

500 N. RAINBOW BLVD., SUITE 300

LAS VEGAS, NEVADA 89107

(702) 221-1925

FAX (702) 221-1963

January 13, 2014

Larry Spirgel, Assistant Director

Gregory Dundas, Attorney-Advisor

US Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Neohydro Technologies Corp.

Current Report on Form 8-K

Filed August 28, 2013

File No. 0-53669

Your letter dated November 26, 2013

Dear Mr. Spirgel and Mr. Dundas:

We are in receipt of your letter dated November 26, 2013, and have been asked by our client to address the comments contained within your letter. Listed below are your comments, and our responses to them:

Item 5.01 Changes in Control of Regisatrant

1. You state that on November 1, 2013, Mr. Gasparine was issued 16,000,000 Series A preferred shares, which gives him a total 240,000,000 votes out of a possible 533,072,825 or 45.02%. However, in your beneficial ownership table, you state that Mr. Gasparine owns 16,000,000 common shares and has 65.27% ownership. Please reconcile.

Answer: Mr. Gasparine owned 16,000,000 common shares of Couponz, Inc. Upon the closing of the transaction, those common shares of Couponz, Inc. were exchanged for 16,000,000 Series A preferred shares of NeoHydro Technologies Corp. The beneficial ownership table has been amended to be consistent with Item 5.01.

2. Please disclose how many common and preferred shares will be owned by preexisting shareholders of NeoHydro Technologies Corp. and former shareholders of Couponz, Inc. immediately after the November 1, 2013 transaction.

Answer: The 8-K has been amended to include the requested disclosures.

General Company Description

3. Include your website address.

Answer: The website address has now been included.

Security Ownership of Certain Beneficial Owners and Management

4. Please delete the reference to “as of the date of this offering.”

Answer: The reference to “as of the date of this offering” has been deleted.

General

5. Please update the financial statements and other information in your 8-K to include the period ended September 30, 2013.

Answer: The financial statements will be updated as requested no later than January 21, 2014.

Should you have further questions or comments, please do not hesitate to contact me at (702) 221-1925, or email them to me at tccesq@aol.com.

Sincerely,

/s/ Thomas C. Cook

Thomas C. Cook, Esq.

Cc: Neohydro Technologies Corp.

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